May 8, 2019

VIA EDGAR

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:

AIM Growth Series (Invesco Growth Series) (File No. 811-02699), AIM Investment Funds (Invesco Investment Funds) (File No. 811-05426), Invesco Actively Managed Exchange-Traded Commodity Trust (File No. 811-22927), Invesco Actively Managed Exchange-Traded Fund Trust (File No. 811-22148), Invesco High Income 2023 Target Term Fund (File No. 811-23186), and Invesco India Exchange-Traded Fund Trust (File No. 811-22147) (each, a “Registrant,” and collectively, the “Registrants”)

Dear Mr. Manion:

On behalf of the Registrants and each respective series thereof (each, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities Exchange Commission (the “Commission”) to the undersigned on March 28, 2019 with respect to the Registrants’ respective shareholder reports filed on Form N-CSR for the fiscal years ended February 28, 2018, October 31, 2018 and December 31, 2018, each as applicable.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

1.	Comment:	Please ensure the expense ratio required by Form N-1A is the most prominently presented ratio in the Financial Highlights so as not to be misleading. Please consider moving other supplemental ratios to the notes to the Financial Highlights.

	Response:	The Registrants respectfully decline to make the requested changes. The Registrants believe that the presentation of expense ratios included in the Financial Highlights of the Funds’ shareholder reports is consistent with the requirements of Form N-1A and prominent so as not to be misleading to investors.

2.	Comment:	With respect to those Funds that invest in a company treated as a controlled foreign corporation (“CFC”) for tax purposes, consider disclosing the exact value of the applicable Fund’s investment in its CFC as a percentage of net assets. The Staff notes that the financial statements disclose only that each such Fund’s investment in its CFC will be less than or equal to 25% of net assets.

	Response:	Certain Funds invest in wholly-owned subsidiaries organized under the laws of the Cayman Islands to gain exposure to commodities markets. Each such subsidiary is considered to be a CFC for U.S. tax purposes. Since the Funds present their financial statements on a consolidated basis with their respective CFCs in accordance with Rule 3A-02 of Regulation S-X, the Registrants do not believe that disclosing the exact value of each Fund’s investment in its CFC is useful to investors and respectfully decline to make the requested change.

3.	Comment:	The Staff notes that the financial statements for certain Invesco ETFs disclose that trustees’ and officer’s fees include amounts accrued by the Funds to pay remuneration to each trustee who is not an “interested person” as defined in Section 2(a)(19) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”) (the “Independent Trustees”), and that the adviser, as a result of the Funds’ unitary management fee, pays for such compensation. The Staff notes that trustee and officer fees do not appear to be accrued by the Funds and are not separately disclosed with respect to these Funds. The Staff believes these fees are required to be paid by the Fund as the trustees are independent of management. Please provide an analysis of how the adviser may pay these fees on behalf of the Funds.

	Response:	Invesco Capital Management LLC (“Invesco Capital”) has contracted with certain Invesco ETFs to pay fund expenses, including paying for the compensation of the Independent Trustees through its receipt of a unitary fee. As discussed below, the manner by which the Independent Trustees are paid does not affect the status of the Independent Trustees under section 2(a)(19) of the 1940 Act, nor does it afford Invesco Capital the ability to have any influence on the Independent Trustees.

Section 2(a)(19) of the 1940 Act sets out certain relationships that cause a director or trustee of an investment company to be deemed to be an interested person of (a) the fund they oversee, or (b) that fund’s investment adviser. An analysis of sections 2(a)(19)(A)(i)-(vi) and (B)(i)-(vi) establishes that, in the absence of some other triggering relationship (none of which is present here), an investment adviser’s payments to an independent trustee of an investment company do not cause that trustee to become an interested person of that investment adviser or the investment company.

However, sections 2(a)(19)(A)(vii) and (B)(vii) each provide a catch-all provision that deems a natural person to be an interested person if the Commission determines, by order, that the person had “a material business or professional relationship” with (among other persons) the fund or the fund’s investment adviser. The statute is silent as to what creates a material business or professional relationship, although the legislative history of the section indicates that a business or professional relationship would be material if it “might tend to impair the independence of [a] director.”

The Commission has provided subsequent guidance on how to interpret the phrase “a material business or professional relationship.” In a 1999 interpretive release,[1] the Commission noted that in determining whether such a business or professional relationship is created, the focus should be on the ability of an adviser to influence such an individual financially. The ability to control compensation is one aspect that the Commission has indicated “might tend to impair” the independence of a director. In the Independent Directors Release, the Commission noted that:

[A] fund director who serves as a chief executive officer of any company for which the chief executive officer of the fund’s adviser serves as a director also may be treated as “interested.” The relationship between the fund director and the adviser’s chief

[1]	See Interpretive Matters Concerning Independent Directors of Investment Companies, SEC Rel. No. IC-24083 (Oct. 14, 1999) (“Independent Directors Release”).

executive officer may tend to impair the director’s independence because the adviser’s chief executive officer has the power to vote on matters that affect the director’s compensation and status as chief executive officer of the company. In this instance, the fund director may act with respect to fund matters in a manner to preserve his or her relationship with the company and with the adviser’s chief executive officer, rather than in the interest of the fund’s shareholders.[2]

The Commission, however, drew a distinction between instances in which an investment adviser had the “power to vote on matters that affect the director’s compensation” (thus creating a material business or professional relationship) and those in which the investment adviser lacked that kind of power (thus not creating a material business or professional relationship).

These interpretive positions illustrate the Commission’s concern that the ability of an investment adviser to control the compensation of an individual who is an Independent Trustee could impair the independence of that trustee. In the case of the Independent Trustees of the Invesco ETFs, Invesco Capital has no ability to control or influence the compensation that such Independent Trustees receive from the Invesco ETFs (or any other aspect of their financial circumstances).

The Nominating & Governance Committee of the Board of Trustees of the Invesco ETFs (the “ETF Board”) is comprised entirely of Independent Trustees. That committee determines, and then recommends that the ETF Board approve, the compensation of the Independent Trustees. The ETF Board, which is comprised entirely of Independent Trustees except for a single interested trustee, then formally considers and approves the compensation based on this recommendation, and orders that such compensation be paid. Invesco Capital is not involved in the Nominating and Governance Committee’s recommendation, nor is it able to control or influence that decision-making process.

As part of its unitary fee arrangement, Invesco Capital has contractually agreed to pay certain ordinary expenses of the Funds including, amongst others, Independent Trustee compensation.

In sum, consistent with past Commission guidance on section 2(a)(19), Invesco Capital’s payment of the Independent Trustees’ fees as required by its advisory contract with the Invesco ETFs does not create any material business or professional relationships that would cause independence issues under section 2(a)(19).

4.	Comment:	With respect to Invesco High Income 2023 Target Term Fund, please ensure reverse repurchase agreements are included in the ASC 820 disclosures in future reports.

	Response:	The Registrant acknowledges the Staff’s comment and will include such disclosure in future reports when applicable.

5.	Comment:	Please confirm in correspondence that the Funds that participate in dollar roll and TBA commitments are accounted for under ASC 860 as purchase or sales

[2]	Id.

transactions where substantially similar securities are involved by passing the financing provisions of ASC 860.

Response:	Each Fund that participates in dollar roll or TBA commitments does so in the to be announced (“TBA”) market. In such transactions, a Fund makes a forward commitment to purchase a security, and instead of accepting delivery, the position is offset by the sale of the security. No transfer of the underlying securities occurs because the underlying securities do not yet exist or are to be announced. The Registrants believe that presenting such transactions as purchases and sales is the most appropriate method to report the economic substance of such transactions.

Please do not hesitate to contact me at 713-214-7888 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ PETER A. DAVIDSON
Peter A. Davidson
Assistant General Counsel

cc:	Sheri L. Morris

Kelli K. Gallegos

Anna Paglia, Esq.

Abigail Murray, Esq.

Louis Ducote, Esq.

Matthew DiClemente, Esq.

Mena Larmour, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

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